February 7, 2019

Faxian Qian
President and Cheif Executive Officer
JS Beauty Land Network Technology Inc.
No. 99, Taihu Road, Yancheng
Jiangsu Province, China

       Re: JS Beauty Land Network Technology Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 4, 2019
           File No. 333-228807

Dear Mr. Qian:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to our prior comment is to the comment in our January 30, 2019 letter.

Form S-1 Amendment No. 1 filed February 4, 2019

Plan of Distribution, page 27

1. We note your disclosure that the selling security holders may sell some or all of their shares at a fixed price of $1.00 per share until your shares are quoted on the OTC Markets marketplace. To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink Marketplace to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise to disclose that the shares will be sold at the fixed price of $1.00 until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX or the OTCQB, or until it listed on a securities exchange. Please make the appropriate revisions on the cover page of the registration statement and front cover page of the prospectus, as well as in the Summary and Plan of
 Faxian Qian
JS Beauty Land Network Technology Inc.
February 7, 2019
Page 2
      Distribution sections of the prospectus. In addition, it appears that the company intends to sell shares at a fixed price for the duration of the offering; please revise your disclosure throughout the filing to clarify that that is the case regardless of whether your stock is quoted or listed.


       You may contact Scott Anderegg, Staff Attorney, 202-551-3342 or Lilyanna Peyser,
Special Counsel, at 202-551-3342 with any questions.



                                                            Sincerely,
FirstName LastNameFaxian Qian
                                                    Division of Corporation
Finance
Comapany NameJS Beauty Land Network Technology Inc.
                                                    Office of Consumer Products
February 7, 2019 Page 2
cc:       Robert L. B. Diener
FirstName LastName